xstrata

SEC
Mail Processing
Section
MAY 30 2008
Washington, DC
101

Securities and Exchange Commission
Filing Desk
Room 1004, Mail Stop 1 - 4
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

08002994

Wednesday, May 21, 2008

Xstrata file number 82-34660

SUPPL

Please find attached all company announcement released by Xstrata during the months of January, February and March 2008.

Yours sincerely,

B. Mattenberger

Brigitte Mattenberger
Corporate Affairs

PROCESSED
JUN 05 2008
THOMSON REUTERS

dlw 6/4

Xstrata (Schweiz) AG Bahnhofstrasse 2 PO Box 102 6301 Zug Switzerland
Tel +41 41 726 6070 Fax +41 41 726 6089 www.xstrata.com

xstrata

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. **Name of the issuer**
   Xstrata plc

2. **State whether the notification relates to**
   (i) a transaction notified in accordance with DTR 3.1.2R; or
   (ii) a disclosure made in accordance with section 793 of the Companies Act 2006
   Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. **Name of person discharging managerial responsibilities / director**
   Mick Davis

4. **State whether notification relates to a person connected with a person discharging managerial responsibilities / director named in 3 and identify the connected person**
   Notification does not relate to a person connected with a director

5. **Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest**
   Notification is in respect of the person referred to in 3 above

6. **Description of shares (including class), debentures or derivatives or financial instruments relating to shares**
   Ordinary shares of US$0.50 each in Xstrata plc

7. **Name of registered shareholders(s) and, if more than one, the number of shares held by each of them**
   K.B. (C.I.) Nominees Limited

8. **State the nature of the transaction**
   The sale of shares awarded under the Bonus Plan in 2006 and 2007 which vested on 26 March 2008.

9. **Number of shares, debentures or financial instruments relating to shares acquired**
   Nil

10. **Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)**
    Nil

11. **Number of shares, debentures or financial instruments relating to shares disposed**
    36,176

12. **Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)**
    0.003%

13. **Price per share or value of transaction**

£34.70

14. **Date and place of transaction**
London – 26 March 2008

15. **Date issuer informed of transaction**
28 March 2008

16. **Name of contact and telephone number for queries**

Richard Elliston		Claire Divver	
Telephone	020 7968 2885	Telephone	020 7968 2871
Mobile	07759 924 576	Mobile	07785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

www.xstrata.com

Name of duly authorised officer of issuer responsible for making notification
Richard P Elliston

Date of Notification
31 March 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. **Name of the issuer**
Xstrata plc

2. **State whether the notification relates to**
(i) a transaction notified in accordance with DTR 3.1.2R; or
(ii) a disclosure made in accordance with section 793 of the Companies Act 2006
Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. **Name of person discharging managerial responsibilities / director**
Trevor Reid

4. **State whether notification relates to a person connected with a person discharging managerial responsibilities / director named in 3 and identify the connected person**
Notification does not relate to a person connected with a director

5. **Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest**
Notification is in respect of the person referred to in 3 above

6. **Description of shares (including class), debentures or derivatives or financial instruments relating to shares**
Ordinary shares of US$0.50 each in Xstrata plc

xstrata

7. **Name of registered shareholders(s) and, if more than one, the number of shares held by each of them**
K.B. (C.I.) Nominees Limited

8. **State the nature of the transaction**
The sale of shares awarded under the Xstrata Long Term Incentive Plan and the sale of shares awarded under the Bonus Plan in 2006 and 2007 which vested on 26 March 2008.

9. **Number of shares, debentures or financial instruments relating to shares acquired**
Nil

10. **Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)**
Nil

11. **Number of shares, debentures or financial instruments relating to shares disposed**
37,521

12. **Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)**
0.003%

13. **Price per share or value of transaction**
£34.70

14. **Date and place of transaction**
London – 26 March 2008

15. **Date issuer informed of transaction**
28 March 2008

16. **Name of contact and telephone number for queries**

Richard Elliston		Claire Divver	
Telephone	020 7968 2885	Telephone	020 7968 2871
Mobile	07759 924 576	Mobile	07785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

www.xstrata.com

Name of duly authorised officer of issuer responsible for making notification
Richard P Elliston

Date of Notification
31 March 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

xstrata

1. **Name of the issuer**
   Xstrata plc

2. **State whether the notification relates to**

   (i) a transaction notified in accordance with DTR 3.1.2R; or
   (ii) a disclosure made in accordance with section 793 of the Companies Act 2006
   Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. **Name of person discharging managerial responsibilities / director**
   Thras Moraitis

4. **State whether notification relates to a person connected with a person discharging managerial responsibilities / director named in 3 and identify the connected person**
   Notification does not relate to a person connected with a director/person discharging managerial responsibilities

5. **Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest**
   Notification is in respect of the person referred to in 3 above

6. **Description of shares (including class), debentures or derivatives or financial instruments relating to shares**
   Ordinary shares of US$0.50 each in Xstrata plc

7. **Name of registered shareholders(s) and, if more than one, the number of shares held by each of them**
   K.B. (C.I.) Nominees Limited

8. **State the nature of the transaction**
   The sale of shares awarded under the Xstrata Long Term Incentive Plan which vested on 26 March 2008.

9. **Number of shares, debentures or financial instruments relating to shares acquired**
   Nil

10. **Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)**
    Nil

11. **Number of shares, debentures or financial instruments relating to shares disposed**
    8,037

12. **Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)**
    0.001%

13. **Price per share or value of transaction**
    £34.70

xstrata

14. Date and place of transaction
London – 26 March 2008

15. Date issuer informed of transaction
28 March 2008

16. Name of contact and telephone number for queries

Richard Elliston		Claire Divver	
Telephone	020 7968 2885	Telephone	020 7968 2871
Mobile	07759 924 576	Mobile	07785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

www.xstrata.com

Name of duly authorised officer of issuer responsible for making notification
Richard P Elliston

Date of Notification
31 March 2008

xstrata

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. **Name of the issuer**
   Xstrata plc

2. **State whether the notification relates to**
   (i) a transaction notified in accordance with DTR 3.1.2R; or
   (ii) a disclosure made in accordance with section 793 of the Companies Act 2006
   Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. **Name of person discharging managerial responsibilities / director**
   Peet Nienaber

4. **State whether notification relates to a person connected with a person discharging managerial responsibilities / director named in 3 and identify the connected person**
   Notification does not relate to a person connected with a director/person discharging managerial responsibilities

5. **Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest**
   Notification is in respect of the person referred to in 3 above

6. **Description of shares (including class), debentures or derivatives or financial instruments relating to shares**
   Ordinary shares of US$0.50 each in Xstrata plc

7. **Name of registered shareholders(s) and, if more than one, the number of shares held by each of them**
   K.B. (C.I.) Nominees Limited

8. **State the nature of the transaction**
   The sale of shares awarded under the Xstrata Long Term Incentive Plan and the sale of shares awarded under the Bonus Plan in 2007 which vested on 26 March 2008.

9. **Number of shares, debentures or financial instruments relating to shares acquired**
   Nil

10. **Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)**
    Nil

11. **Number of shares, debentures or financial instruments relating to shares disposed**
    16,242

12. **Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)**
    0.001%

13. **Price per share or value of transaction**
£36.03

14. **Date and place of transaction**
London – 27 March 2008

15. **Date issuer informed of transaction**
28 March 2008

16. **Name of contact and telephone number for queries**

Richard Elliston		Claire Divver	
Telephone	020 7968 2885	Telephone	020 7968 2871
Mobile	07759 924 576	Mobile	07785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

www.xstrata.com

Name of duly authorised officer of issuer responsible for making notification
Richard P Elliston

Date of Notification
31 March 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. **Name of the issuer**
Xstrata plc

2. **State whether the notification relates to**

(i) a transaction notified in accordance with DTR 3.1.2R; or
(ii) a disclosure made in accordance with section 793 of the Companies Act 2006
Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. **Name of person discharging managerial responsibilities / director**
Peter Freyberg

4. **State whether notification relates to a person connected with a person discharging managerial responsibilities / director named in 3 and identify the connected person**
Notification does not relate to a person connected with a director/person discharging managerial responsibilities

5. **Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest**
Notification is in respect of the person referred to in 3 above

xstrata

6. **Description of shares (including class), debentures or derivatives or financial instruments relating to shares**
Ordinary shares of US$0.50 each in Xstrata plc

7. **Name of registered shareholders(s) and, if more than one, the number of shares held by each of them**
K.B. (C.I.) Nominees Limited

8. **State the nature of the transaction**
The sale of shares awarded under the Xstrata Long Term Incentive Plan which vested on 26 March 2008.

9. **Number of shares, debentures or financial instruments relating to shares acquired**
Nil

10. **Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)**
Nil

11. **Number of shares, debentures or financial instruments relating to shares disposed**
2,463

12. **Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)**
0.000%

13. **Price per share or value of transaction**
£36.03

14. **Date and place of transaction**
London – 27 March 2008

15. **Date issuer informed of transaction**
28 March 2008

16. **Name of contact and telephone number for queries**

Richard Elliston		Claire Divver	
Telephone	020 7968 2885	Telephone	020 7968 2871
Mobile	07759 924 576	Mobile	07785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

www.xstrata.com

Name of duly authorised officer of issuer responsible for making notification
Richard P Elliston

Date of Notification
31 March 2008

xstrata

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. **Name of the issuer**
   Xstrata plc

2. **State whether the notification relates to**

   (i) a transaction notified in accordance with DTR 3.1.2R; or
   (ii) a disclosure made in accordance with section 793 of the Companies Act 2006
   Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. **Name of person discharging managerial responsibilities / director**
   Ian Pearce

4. **State whether notification relates to a person connected with a person discharging managerial responsibilities / director named in 3 and identify the connected person**
   Notification does not relate to a person connected with a director/person discharging managerial responsibilities

5. **Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest**
   Notification is in respect of the person referred to in 3 above

6. **Description of shares (including class), debentures or derivatives or financial instruments relating to shares**
   Ordinary shares of US$0.50 each in Xstrata plc

7. **Name of registered shareholders(s) and, if more than one, the number of shares held by each of them**
   K.B. (C.I.) Nominees Limited

8. **State the nature of the transaction**
   The sale of shares awarded under the Bonus Plan in 2007 which vested on 26 March 2008.

9. **Number of shares, debentures or financial instruments relating to shares acquired**
   Nil

10. **Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)**
    Nil

11. **Number of shares, debentures or financial instruments relating to shares disposed**
    2,912

12. **Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)**
    0.000%

xstrata

13. Price per share or value of transaction
£36.03

14. Date and place of transaction
London – 27 March 2008

15. Date issuer informed of transaction
28 March 2008

16. Name of contact and telephone number for queries

Richard Elliston		Claire Divver	
Telephone	020 7968 2885	Telephone	020 7968 2871
Mobile	07759 924 576	Mobile	07785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

www.xstrata.com

Name of duly authorised officer of issuer responsible for making notification
Richard P Elliston

Date of Notification
31 March 2008

ENDS

xstrata

NEWS RELEASE

TERMINATION OF DISCUSSIONS WITH VALE

Zug, 25 March 2008

Xstrata plc ("Xstrata") announces that discussions with Vale regarding a potential combination of the two companies have been terminated by mutual agreement.

Mick Davis, Xstrata Chief Executive commented: "While Vale and Xstrata continue to believe that a combination of the two companies could realise significant value for both sets of shareholders, we have not been able to reach agreement. We have therefore mutually decided to cease discussions."

This announcement has been issued with the consent of Vale and a similar announcement will be made by Vale to the Brazilian and New York Stock Exchanges today.

Ends

Xstrata contacts

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@xstrata.com

Pamela Bell
Telephone +44 20 7968 2822
Mobile +44 7799 626715
Email pbell@xstrata.com

Aura Financial
Michael Oke
Telephone +44 20 7321 0033
Mobile +44 7834 368 299
Email michael@aura-financial.com

Investors and analysts
Hanré Rossouw
Telephone +44 20 7968 2820
Mobile +44 7879 455 885
Email hrossouw@xstrata.com

www.xstrata.com

Xstrata File
Number 82-34660

xstrata

NEWS RELEASE

XSTRATA SUBSIDIARY XSTRATA CANADA CORPORATION DECLARES PREFERRED SHARE DIVIDENDS

Toronto, March 14, 2008

Xstrata plc subsidiary, Xstrata Canada Corporation ("XCC"), has declared the following preferred share dividends:

Name of XCC Security	Trading Symbol	Dividend Amount Per Share	Record Date	Payable Date
Preferred Shares, Series 2	FAL.PR.A	Floating rate Floating rate Floating rate	March 31, 2008 April 30, 2008 May 30, 2008	April 14, 2008 May 12, 2008 June 12, 2008
Preferred Shares, Series 3	FAL.PR.B	Cdn$0.2863	May 15, 2008	June 2, 2008

On February 21, 2007, the Parliament of Canada enacted amendments to the *Income Tax Act* (Canada) which are intended to reduce the personal tax rate on "eligible dividends" paid after 2005. XCC hereby notifies its holders of preferred shares that the full amounts of the dividends to be paid on the respective series of preferred shares set out above are designated as eligible dividends for purposes of these amendments and any applicable corresponding provincial provisions.

Xstrata Contact

Stephen K. Young
Telephone +1 416 775 1556
Email syoung@xstratanickel.ca

News Releases

All of our press releases are formatted for online viewing and printing (RSS feed available).

Xstrata Coal News Release: Xstrata Coal announces commencement of Glendell open cut

Sydney, 11 March 2008

Xstrata Coal today announced its Glendell open cut operation will commence within the month, having received approval from the New South Wales Department of Planning for the mine's modification.

Under the terms of the consent modification, Xstrata Coal intends to increase the maximum rate of run of mine (ROM) coal production of Glendell from 3.6 million tonnes per year to 4.5 million tonnes per year.

Xstrata Coal NSW Chief Operating Officer, Mick Buffier, said the Company's total investment of $290M into Glendell will directly create up to 100 construction and 150 operational jobs over the life of the operation and contribute additional benefits to the local and state economies through employment and other revenue.

"Through our continued investment into the development of new operations, Xstrata Coal is playing an important role in providing new employment and local business opportunities within the Hunter Valley.

"Glendell will contribute to the ongoing viability of Xstrata Coal's Mt Owen complex and improve the efficiency of coal production in the area by sharing established coal processing and transportation infrastructure with existing operations."

Xstrata Coal will appoint a contractor to open up a box cut on site within the coming weeks. The box cut is the first step in the commencement of operations.

As part of the consent modification, Xstrata Coal will implement a thorough and systematic environmental management process to address the key issues of greenhouse gas and energy conservation, air quality, noise and vibration, water resources, and flora and fauna.

Glendell Mine is an approved open cut coal mine located at Hebden in the Upper Hunter Valley of New South Wales approximately 25 kilometres northwest of Singleton, 26 kilometres southeast of Muswellbrook and 2 kilometres north of Camberwell Village.

END

For further media information:
James Rickards
Communications Manager
Phone: 02 9253 6789
Mobile: 0419 731 371
Email: jrickards@xstratacoal.com

ANGLO AMERICAN bhpbilliton xstrata coal

Press Release **March 6th, 2008**

Cerrejon Coal shareholders welcome outcome of independent review of social performance

Carbones del Cerrejón Limited - Cerrejón - and its shareholders, Anglo American, BHP Billiton and Xstrata Coal, welcome the publication of an independent review of Cerrejón's social engagement.

The review was jointly commissioned by the shareholders and management in August 2007. The final report from the review published in its entirety today, comprises an independent assessment of Cerrejón's past and present social engagement practices together with a number of recommendations. Cerrejón's management team is currently developing a comprehensive response to the report, including a detailed action plan to address the report's recommendations.

The independent review panel was chaired by Dr John Harker, President of Cape Breton University in Canada and included Nick Killick of conflict prevention NGO, International Alert; Salomón Kalmanovitz, Dean of Economics and Business Administration at Jorge Tadeo Lozano University in Colombia and Elena Serrano of the Chilean NGO, Casa de la Paz Foundation. The Panel were supported in their fieldwork and research by Social Capital Group of Peru and undertook extensive engagement with local communities as well as international stakeholders.

The Panel consulted a wide range of stakeholders and produced a balanced set of recommendations. Cerrejón's management will now produce a comprehensive response to the report as well as an action plan to address these findings by the end of March 2008. Management intends that the response and action plan will be made available to stakeholders shortly after completion.

The report highlights a number of areas of good practice by Cerrejón including:

- the operation's contribution to the local and national economy;
- its commitment to contributing to the sustainable development of local communities;
- its extensive human rights training programme for employees, contractors, police and army representatives; and
- its objective of raising performance standards in the mining sector.

The report also identifies areas in which the mine could enhance its social practices, including recommendations to:

- strengthen the presence and capacities of civil society groups in the region;
- improve revenue transparency;
- facilitate reconciliation between the disparate groups formed by the former inhabitants of the village of Tabaco and address the current situation of all former residents through a consultative, participatory process;
- consider more broadly the impact of resettlement on neighbouring communities such as Tamaquito and Media Luna;
- increase the access of Wayuu indigenous peoples to economic opportunities created by the mine; and
- Change aspects of the way in which it administers social investment.

Anglo American, BHP Billiton and Xstrata Coal made the following joint statement in response to the report: "As shareholders in Cerrejón, each of our companies welcomes the generally favourable observations made by the Panel. Its recommendations for areas of improvement provide a robust and credible platform from which Cerrejón can address legacy issues and continue to improve its social engagement practices, in line with its

vision to be a 'company of exemplary ethical behaviour, respectful of human rights and that contributes to the welfare and development of the communities where it operates'. "

"Cerrejón's management team and its shareholders are committed to carrying forward the Panel's recommendations with vigour and we look forward to the publication of Cerrejón's detailed response and action plan at the end of this month. It is particularly pleasing that the Independent Review Panel and Social Capital Group have consulted a very broad range of stakeholders through this process. We fully support the Panel's recommendation that all interested parties should now work constructively together to address the outstanding issues identified by the report."

Access the Independent Panel Report at:

www.cerrejoncoal.com
www.angloamerican.co.uk, www.bhpbilliton.com , www.xstrata.com

For more information please contact:

Anglo American: Edward Bickham - 44 (0)20 7968 8547
BHP Billiton: Tracey Whitehead - 44 20 7802 4031
Xstrata: Claire Divver - 44 20 7968 2871
Xstrata Coal: James Rickards - 61 2 9253 6789

Cerrejón´s profile

Cerrejón

Cerrejón is the largest open pit coal-export mine in the world. It is owned, in three equal parts, by subsidiaries of BHP Billiton plc, Anglo American plc, and Xstrata plc. The mining operation includes exploration, production, transportation, and shipment of the high-grade thermal coal of the Cerrejón deposits. These deposits are located in Colombia's La Guajira Department in the northernmost part of South America.

Economic contributions: In 2007, Cerrejón produced 30 million tons of coal. It is the second-largest foreign-exchange producer in Colombia, and ranks first among private-sector exporters. Exports in 2007 were worth US$1,500 million a growth of 21 per cent over 2006.

The wealth generated by Cerrejón benefits economic and social development in the form of 10,400 jobs, both in direct employment (5,343), and indirectly through contractors (5,091). In 2007, Cerrejón paid more than US$180 million in taxes to the nation. In La Guajira, Cerrejón's operations represent over 50 per cent of the Department's Gross Domestic Product.

Royalty payments in 2007 were close to US$130 million. Since Cerrejón was established, royalty payments have totalled US$870 million. Eighty-four per cent of these royalties have remained in La Guajira and have been used to implement both social and economic-development projects.

Cerrejón and the environment: Cerrejón is an integrated operation (mine, railroad and port). Today's cutting-edge technologies are used to extract, process, and transport Cerrejón coal, thereby guaranteeing an environmentally-friendly operation.

Cerrejón's integrated operation was certified in compliance with the ISO 14001 Standard in 2003. Since it began operations, it has invested more than US$130 million in environmental-management programmes.

With 18 stations installed, it has the most complete air-quality monitoring network in

Colombia, and uses only 30 per cent of the aquifer (underground layer yielding groundwater for wells and springs) concessions granted by the environmental authority.

Cerrejón's Employees: Seventy of every 100 Cerrejón employees are from La Guajira, and 27 of every 100 are from other parts of the Atlantic Coast. Its youngest worker is over 20 years-old. The Workers' Union is fully active with almost 80 per cent (some 3,000) of the work force as members, and a further 600 as associates.

Human Rights: Cerrejón has made a commitment to the human rights of its employees. The Company ensures that they are respected, promoted, and protected in its operations, and that they are also respected by its contractors, related third-parties, clients, and the public in general.

Social Responsibility: The Company invested more than US$5 million in 2007 in social-responsibility activities in La Guajira. Its programmes are centred particularly on education, health, basic infrastructure, culture, recreation, and job creation. In 2007 alone, over 300,000 people benefited from these programmes.

Cerrejón Foundations System: In order to guarantee the implementation of its social responsibility programmes, Cerrejón has created a system of foundations to promote and support sustainable-development projects in La Guajira. Among them are the **Guajira Development Foundation, the Guajira Water Foundation**, the **Guajira Indigenous Communities Development Foundation,** and the **Guajira Institutional Strengthening Foundation.**

NEWS RELEASE

UPDATE ON SOUTH AFRICAN POWER

Johannesburg, 30 January 2008

Xstrata Alloys has been informed by South Africa's Eskom that 80% of normal power supply will be restored to its operations on 30 January 2008 and 90% of normal power supply will be restored by 1 February 2008. The restoration of the remaining 10% is entirely dependent on the success of a nationwide recovery plan presented to major industrial and local government users. Xstrata Alloys will work closely with Eskom to assist in the 10% national reduction in power supply.

Xstrata Coal South Africa is participating in a working group to alleviate any coal supply issues comprising Eskom, the Chamber of Mines and the Department of Minerals and Energy. The working group has agreed upon a process that will assist coal-fired power stations to maintain 20-day stockpiles of coal in anticipation of increased demand during the South African winter. Xstrata Coal will also cooperate with Eskom on its medium-term demand reduction strategy.

Ends

Xstrata contacts

Songezo Zibi
Telephone +27 11 250 0064
Mobile +27 82 3038176
Email szibi@xstrata.co.za

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@xstrata.com

xstrata copper

NEWS RELEASE

XSTRATA COPPER ANNOUNCES SIGNIFICANT INCREASE TO COLLAHUASI MINERAL RESOURCE

Santiago, 28 January 2008

Xstrata Copper announces a 28% increase in the total estimated Mineral Resource at the Collahuasi copper mine in Chile, one of the world's largest copper deposits. Additional resources have been defined as a result of a successful drilling programme in 2007 and represent the equivalent of an additional 11 million tonnes of contained copper metal.

"The impressive results of last year's exploration programme are a credit to the Collahuasi management team and confirm Collahuasi's position as one of the world's great copper deposits, with enormous potential to expand its resource base further," said Xstrata Copper Chief Executive Charlie Sartain.

"This significant increase in resources clearly supports the business strategy approved and announced by the shareholders last year to more than double annual production to over 1 million tonnes of copper progressively over the coming years," he said.

The upgraded Mineral Resource of 5.19 billion tonnes at an average grade of 0.83% copper includes for the first time 746 million tonnes at a grade of 1.06% from the Rosario Oeste deposit. This compares to the previous Mineral Resource of 4.05 billion tonnes at an average grade of 0.80% copper as of 31 December 2006.

The Mineral Resource includes Ore Reserves of 2.20 billion tonnes at a grade of 0.82% copper, a 25% increase in tonnage from Ore Reserves of 1.76 billion tonnes at 0.89% copper at 31 December 2006.

Collahuasi Mineral Resource* as of 31 December 2007

			Ore Reserve			Mineral Resources**			
Name of Operation	Ownership	Commodity	Proved (Mt)	Probable (Mt)	Total	Measured (Mt)	Indicated (Mt)	Inferred (Mt)	Total Resource (Mt)
Collahuasi	**44%**	Sulphide Ore	204	1,968	2,171	449	2,454	2,240	5,142
		% Copper	1.03%	0.80%	0.82%	0.84%	0.86%	0.79%	0.83%
		% Molybdenum	0.02%	0.02%	0.02%	0.02%	0.03%	0.03%	0.03%
		Oxide & Mixed ore	2	31	33	3	36	4.1	43
		% Cu	0.89%	0.88%	0.88%	0.92%	0.86%	0.85%	0.86%

* "The information in this press release which relates to Collahuasi Mineral Reserves and Resources is based on information compiled by Mr. Jorge Camacho who is a member of a "Recognised Overseas Professional Organisation" as described by the JORC Code, namely, The Australasian Institute of Mining and Metallurgy (AusIMM). Mr. Camacho is a full-time employee of Collahuasi. Mr. Camacho has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and the activity which he is undertaking to qualify as a Competent Person as defined in the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves'. Mr. Camacho consents to the inclusion in the press release of the matters based on his information in the form and context in which it appears"
** Mineral resources are inclusive of reserves. Collahuasi Reserves include Stocks. All tonnes and grade information has been rounded, so there may be slight differences in the totals.

Ends

Xstrata contacts

Claire Divver		Emily Russell	
Telephone	+44 20 7968 2871	Telephone	+56 2 478 2204
Mobile	+44 7785 964 340	Mobile	+56 9 8528 1650
Email	cdivver@xstrata.com	Email	erussell@xstratacopper.cl

Notes to editors

Collahuasi

The Collahuasi open pit operation is located in northern Chile's Tarapacá Region and is operated by the joint venture company, Compañia Minera Dona Inés de Collahuasi SCM. The joint venture partners are Xstrata (44%), Anglo American (44%) and a group of Japanese companies headed by Mitsui & Co Ltd (12%). Xstrata Copper is represented on Collahuasi's Board and Executive Committee. Xstrata Copper's North Chile Division manages the Company's participation in Collahuasi.

The operation has a current annual production capacity of approximately 400,000 tonnes of copper in concentrate and 60,000 tonnes of copper in cathode.

Xstrata Copper

Headquartered in Brisbane, Xstrata Copper is one of the commodity business units within the major global diversified mining group Xstrata plc. Its operations and projects span eight countries: Australia, Argentina, Chile, Peru, Canada, the USA, the Philippines and Papua New Guinea. Its operations are administered by five separate divisions, based close to the mining operations, namely the North Queensland, Alumbrera, North Chile, Southern Peru and Canada divisions. It also has a recycling business (Xstrata Recycling) with plants in the United States and offices in Canada and Asia.

Xstrata Copper is the fourth largest global copper producer with annual managed production of over one million tonnes.

Xstrata plc

Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with additional exposures to platinum group metals, gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK. Xstrata employs approximately 50,000 people, including contractors.

media centre / regulatory announcements

Regulatory Announcements

All of our regulatory announcements are formated for online viewing and printing (RSS feed available).

Total Voting Rights

Zug, 31 January 2008

In conformity with the FSA's Disclosure and Transparency Rules, Xstrata plc ("Xstrata") hereby announces the following:

Xstrata's issued ordinary share capital consists of 977,666,920 shares of US$0.50 each. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of Xstrata. Xstrata does not hold any ordinary shares in treasury.

The above figure of 977,666,920 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Xstrata under the FSA's Disclosure and Transparency Rules.

Xstrata contacts

Richard Elliston
Telephone 020 7968 2885
Mobile 07759 924 576
Email relliston@xstrata.com

Claire Divver
Telephone 020 7968 2871
Mobile 07785 964 340
Email cdivver@xstrata.com

xstrata

REGULATORY ANNOUNCEMENT

ISSUE OF SIX MILLION ORDINARY SHARES TO XSTRATA EMPLOYEE OWNERSHIP TRUST

AND

NOTIFICATION OF TOTAL VOTING RIGHTS

Zug, Thursday, 17 January 2008

Xstrata plc ("the Company") announces that application has been made to the UK Listing Authority and the London Stock Exchange for a listing of six million (6,000,000) new ordinary shares of US$0.50 each (the "Shares") allotted to K.B. (C.I.) Nominees Limited for the purposes of the Xstrata plc Employee Share Ownership Trust (an employees' share scheme as that term is defined for the purposes of the Companies Act 1985, and within the provisions of Sections 80(2) and 89(5) of the said Act) to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The Shares rank pari passu with the existing issued shares of the Company.

As a consequence, the total number of Shares in issue on this date is 977,666,920. Each Share carries the right to vote in relation to all circumstances at general meetings of the Company. The Company does not hold any treasury shares.

Xstrata contacts

Richard Elliston
Telephone +44 20 7968 2885
Mobile +44 7759 924 576
Email relliston@xstrata.com

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@xstrata.com

NEWS RELEASE

XSTRATA ALLOYS OPERATIONS REDUCE ELECTRICITY DEMAND

Johannesburg, 25 January 2008

Xstrata advises that, in response to a request by Eskom to key industrial customers in South Africa to reduce electricity demand to the minimum possible, Xstrata Alloys has accordingly reduced load across the Xstrata-Merafe Chrome Venture ferrochrome furnaces and Xstrata's vanadium and platinum operations until further notice from Eskom.

Production is continuing at Xstrata Coal's South African operations and Xstrata Coal is working with Eskom to address any domestic coal supply issues.

The request is due to a number of planned and unplanned outages at Eskom. Eskom anticipates these emergency measures will remain in place for approximately two to four weeks.

Ends

Xstrata contacts

Songezo Zibi		Claire Divver	
Telephone	+27 11 250 0064	Telephone	+44 20 7968 2871
Mobile	+27 82 3038176	Mobile	+44 7785 964 340
Email	szibi@xstrata.co.za	Email	cdivver@xstrata.com

Altonorte

NEWS RELEASE

ALTONORTE COMMISSIONS SMELTER DUST TREATMENT PLANT

Antofagasta, 25 January 2008

Xstrata Copper's North Chile Division announces the completion of construction of a smelter dust treatment plant at its Altonorte metallurgical facility in northern Chile's Antofagasta Region.

The project will allow Altonorte to safely recycle the metallurgical dust that the smelter generates during the copper concentrate fusion process. It is one of a series of environmental improvement projects underway at the facility requiring total estimated investment of $28 million.

"This project forms part of Xstrata Copper's commitment to the people of Antofagasta to convert Altonorte into a world-class metallurgical facility that meets the highest environmental standards," said North Chile Division Chief Operating Officer Jon Evans.

The plant has the capacity to treat 100 tonnes of dust a day and will be able to treat all the daily production of dust and inventories of dust stored at Altonorte.

The project achieves important synergies between North Chile Division's two operations in the Antofagasta Region. The project involves an agitated tank leach process that dissolves part of the copper contained in the dust followed by filtration to separate the liquids and solids. The liquid solution (PLS) is transported to Xstrata Copper's Lomas Bayas open pit mine for processing in the SX-EW facility and the solids are re-fed into the Altonorte smelter. The two processes are expected to achieve a global recovery of 94.8% of the copper contained in the dust.

For an estimated investment of $4.5 million, the smelter dust treatment plant created 20 jobs in the construction stage and an extra 14 permanent positions at Altonorte.

In addition, work is underway to complete a $72 million expansion at Altonorte that will increase sulphur dioxide emission capture from 93% to 95.5%. The expansion will increase Altonorte production capacity by almost one third to 380,000 tonnes a year of copper anodes.

Ends

xstrata copper

Xstrata Contacts:

Luis Lino
Superintendent Public Affairs
División Norte de Chile, Xstrata Copper
Tel: +56 55 416107
Cel: +56 9 9699 8107
Email: llino@xstratacopper.cl

Emily Russell
Manager Corporate Communications
Xstrata Copper
Tel: +56 2 478 2204
Cel: +56 9 8528 1650
Email: erussell@xstratacopper.cl

Notes to editors

ABOUT NORTH CHILE DIVISION

Xstrata Copper's North Chile Division is based out of the city of Antofagasta and manages the nearby Altonorte custom metallurgical facility and the Lomas Bayas mining operation, 120 kilometres east of the city of Antofagasta. It also administers Xstrata Copper's 44% share in the Collahuasi mine in northern Chile's Region I.

Altonorte produced 282,000 tonnes of copper anode and 9 million pounds of molybdenum oxide in 2006.

ABOUT XSTRATA COPPER

Headquartered in Brisbane, Xstrata Copper is one of the commodity business units within the major global diversified mining group Xstrata plc. Its operations and projects span eight countries: Australia, Argentina, Chile, Peru, Canada, the USA, the Philippines and Papua New Guinea. Its operations are administered by five separate divisions, based close to the mining operations, namely the North Queensland, Alumbrera, North Chile, Southern Peru and Canada divisions. It also has a recycling business (Xstrata Recycling) with plants in the United States and offices in Canada and Asia.

Xstrata Copper is the fourth largest global copper producer with annual managed production of over one million tonnes.

ABOUT XSTRATA PLC

Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with additional exposures to platinum group metals, gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK. Xstrata employs approximately 50,000 people, including contractors.

News Releases

xstrata

All of our press releases are formatted for online viewing and printing (RSS feed available).

Investor Trip to South Africa

Zug, 23 January 2008

Xstrata plc advises that presentations to be made by Xstrata Alloys and Xstrata Coal management during an investor trip to South Africa hosted by JP Morgan Cazenove today are available from http://www.xstrata.com/publications/presentations.

Ends

xstrata
nickel

21 January 2008

NEWS RELEASE

EXTENSION OF OFFER PERIOD

Xstrata Nickel Australia Pty Limited ("XNA"), a wholly owned subsidiary of Xstrata plc (LSE: XTA, ZSE: XTA.S) announces an extension to its takeover offer for Jubilee Mines NL (ASX: JBM.AU) ("Jubilee") to 7:00pm (Sydney time) 15 February 2008 (unless further extended).

As at the time of this announcement, XNA had received acceptances (including instructions held under the Institutional Acceptance Facility) so that it has an interest in 47.57% of total issued shares.

XNA intends to review its conditions to the offer by 31 January 2008. Any decision resulting from such review will be dependent on the level of acceptances (including instructions held under the Institutional Acceptance Facility) received at that date. Consequently XNA encourages Jubilee shareholders to accept its offer as soon as possible.

The offer represents an excellent opportunity for Jubilee shareholders:

- A 35% premium to the closing Jubilee share price of $17.10 on 26 October 2007, the last trading day prior to the announcement of the offer and a 25% premium to the all-time pre-offer high Jubilee share price of $18.44 achieved on 5 June 2007
- Prior to XNA announcing its offer, Jubilee conducted a competitive sale process to obtain the best offer for Jubilee shareholders. Since the announcement of the takeover on 29 October 2007, there have been no indications that another bid may emerge.
- In addition, the Jubilee share price has been trading below the offer price since 7 December 2007, with the closing price of Jubilee shares on 18 January 2008, the last trading day prior to date of this letter, being $22.79 compared to the offer price of $23.00 per share. If the offer lapses, XNA believes there is a real risk the Jubilee share price will fall.
- The Directors of Jubilee unanimously recommend acceptance of the offer. Kerry Harmanis and senior management have agreed to sell all their Jubilee shares to XNA and to no other party.

Kerry Harmanis, Executive Chairman of Jubilee said: "We continue to support the Xstrata Nickel offer and recommend shareholders accept."

To accept the offer, Jubilee shareholders should follow the instructions on the Acceptance Form which was enclosed with the Bidder's Statement. If a new Acceptance Form is required or Jubilee shareholders have any questions, please call the Offer information line on 1800 635 306 (toll free for callers within Australia) or +61 2 8004 4312 (callers outside Australia)

Ends

Xstrata contacts:

Xstrata
Claire Divver
Telephone: +44 (0)20 7968 2871
Mobile: +44 (0)7785 964 340
Email: cdivver@xstrata.com

Gabrielle Notley
Telephone: +61 (0)2 9232 1033
Mobile: +61 (0)411 071 715
Email: gmn@jcp.com.au

Xstrata Nickel
Peter Fuchs
Telephone: +1 416 775 1523
Mobile: +1 416 305 9273
Email : pfuchs@xstratanickel.ca

www.xstrata.com

About Xstrata Nickel
Xstrata Nickel, headquartered in Toronto, Canada, is one of Xstrata Group's global commodity businesses, comprising five mines and processing facilities in Ontario and Quebec, Canada; a ferronickel mine and processing facility in Bonao, Dominican Republic; and a refinery in Kristiansand, Norway. Xstrata Nickel has a significant portfolio of growth projects, including Koniambo in New Caledonia, Nickel Rim South in Canada, Kabanga in Tanzania and Araguaia in Brazil. Xstrata Nickel is the world's fourth largest nickel producer, with annual managed production of more than 110,000 tonnes of refined nickel.

About Xstrata plc
Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with additional exposures to platinum group metals, gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK. Xstrata employs approximately 50,000 people, including contractors.

Xstrata is a major, long-term investor in Australia and currently employs over 11,000 Australians at its coal, copper and zinc operations in New South Wales, Queensland, the Northern Territory and Western Australia. Since 2002 Xstrata has invested over A$10.4 billion (US$7.3 billion) in Australia.

Further information on Xstrata and Jubilee was provided to Jubilee shareholders in the Bidder's Statement and Target's Statement dated November 9, 2007 and November 15, 2007, respectively.

Legal Notice

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

xstrata copper

NEWS RELEASE

XSTRATA COPPER TO DOUBLE ELECTRONIC SCRAP RECYCLING CAPACITY

Toronto, 16 January 2008

Xstrata Copper's recycling business, the world's largest consumer of copper and precious metal-bearing electronic scrap, announces plans to double electronic scrap recycling capacity at the Horne smelter in Rouyn-Noranda, Quebec. Once the project is fully implemented, the smelter will have the capacity to receive and process 100,000 metric tonnes per year of electronic scrap.

This expansion will position Xstrata Copper to meet the growing need for electronic scrap smelting capacity. As the use of electronic equipment increases, the volume of electronic waste has become a serious environmental concern. The European Union's Waste Electrical and Electronic Equipment (WEEE) Directive is aimed at tackling this issue by requiring that all electronic scrap is recycled. Similar legislation is expected to be adopted in other countries.

At Xstrata Copper's Horne smelter, electronic scrap from end-of-life electronic devices is processed for copper and precious metal recovery, with the refined copper and precious metals returned for fabrication into new products. The expansion will leverage Horne's existing smelting technology and make use of its capacity to process larger volumes of electronic scrap. The main aspect of the project will be the modification of the Horne's receiving and sampling processes.

With limited capital spending required and no significant technical hurdles or smelter flowsheet modifications to address, phase 1 of the expansion is expected to be up and running by January 2009. Phase 2 of the project will be completed by January 2010.

"We are pleased to be able to expand our activities in electronic scrap recycling to meet a growing market need with a low-cost solution that can be quickly and easily implemented. We also expect that the project will have economic benefits to the local community, including the potential for job creation," said Paul Healey, Manager of Recycling at Xstrata Copper.

The Horne smelter has a long history of providing responsible recycling services. Xstrata Copper started recycling materials through its Horne smelter in the 1940s and now recycles more than 120,000 metric tonnes per year of various metal-bearing materials.

For more information:

Louis-Philippe Gariépy
Manager, Corporate Affairs
Xstrata Copper Canada
W: + 1 514 645 2311, ext. 2162
M: + 1 514 833 2162
E: lpgariepy@xstratacopper.ca

Emily Russell
Manager, Corporate Communications
Xstrata Copper
W: + 56 2 478 2204
M: + 56 9 8528 1650
E: erussell@xstratacopper.cl

Notes to editors

ABOUT XSTRATA COPPER

Headquartered in Brisbane, Xstrata Copper is a business unit of Xstrata Plc, a major global diversified mining group with operations and projects spanning 18 countries. Xstrata Copper's operations and projects span eight countries: Australia, Argentina, Chile, Peru, Canada, the USA, the Philippines and Papua New Guinea. Its operations are administered by five separate divisions, based close to the mining operations, namely the North Queensland, Alumbrera, North Chile, Southern Peru and Canada divisions.

Xstrata Copper is the fourth largest global copper producer with annual managed production of over one million tonnes.

Further information about Xstrata Copper can be found on the following websites: www.xstrata.com and www.xstratarecycling.com

xstrata nickel

NEWS RELEASE

XSTRATA NICKEL COMPLETES NICKEL RIM SOUTH'S MAIN SHAFT WITHOUT LOST TIME INJURY

Sudbury, Canada, 9 January 2008 – Xstrata Nickel today announced the completion of the Main Production Shaft at its Nickel Rim South Project, which reached bottom at a depth of 1,735 metres on December 20, 2007, and was sunk without a lost time injury over the course of 30 months and 540,000 effort hours. This follows the completion of the Vent Shaft in May 2007, which achieved the same safety record, for a combined 3.7 years, or 926,000 effort hours, without a lost time injury.

"This is a remarkable accomplishment as health and safety performance exceeded shaft sinking targets and industry benchmarks, demonstrating that safety and productivity go hand-in-hand," said Ian Pearce, CEO of Xstrata Nickel. "We congratulate our dedicated project team at Nickel Rim South on this significant achievement and for leading Xstrata Nickel's 'Zero Harm' philosophy."

The project team, in conjunction with our shaft sinking partner, Cementation Canada Inc., sank the two shafts with productivities consistently ahead of plan and within budget. Nickel Rim South required two shafts; one for production purposes, the other for ventilation and a second egress. Shaft sinking commenced in the Ventilation Shaft in February 2005 with the Production Shaft following four months later.

The completion of the Main Shaft is also a critical milestone in the development of Nickel Rim South, keeping the project on schedule to ramp up to 60% of its ultimate 1.25 million tonne per annum production capacity in 2009. Nickel Rim South is expected to provide a high value ore feed for more than 15 years, while significantly reducing Sudbury's unit costs, and plays a key role in transforming Xstrata Nickel's Sudbury operations from closure to growth mode.

END

Xstrata contacts

Xstrata Nickel

Peter Fuchs
Telephone: +1 416-775-1523
Mobile: +1 416-305-9273
Email: pfuchs@xstratanickel.ca

Kerri Jones
Telephone: +1 705-693-2761 x3989
Mobile: +1 705-507-5238
Email: kjones@xstratanickel.ca

www.xstrata.com

About Nickel Rim South

Discovered in 2001, Nickel Rim South promises to be one of the lowest cost mines in the history of Xstrata Nickel's Sudbury operations. The project is located nine kilometres north of the Sudbury smelter. Nickel Rim South is a high grade mineral resource located between 1,100 metres and 1,700 metres depth with 14.5 million tonnes inferred resource grading 1.6% nickel, 3.1% copper, 0.03% cobalt, 1.7 g/t platinum, 1.9 g/t palladium, 14 g/t silver and 0.7 g/t gold. A five-year, Cdn$627 million deposit definition program began in the first quarter of 2004. A comprehensive Environmental Management System provides for responsible stewardship of the site and its surrounding environment. Infrastructure at the site is being constructed to achieve production of 1.25 million tonnes per year of ore. With production scheduled to commence in 2009, Nickel Rim South will extend Xstrata Nickel's presence in the Sudbury Basin for at least 15 years.

About Xstrata Nickel

Xstrata Nickel, headquartered in Toronto, Canada, is one of Xstrata Group's global commodity businesses, comprising five mines and processing facilities in Ontario and Quebec, Canada; a ferronickel mine and processing facility in Bonao, Dominican Republic; and a refinery in Kristiansand, Norway. Xstrata Nickel has a significant portfolio of growth projects, including Koniambo in New Caledonia, Nickel Rim South in Canada, Kabanga in Tanzania and Araguaia in Brazil. Xstrata Nickel is the world's fourth largest nickel producer, with annual managed production of more than 110,000 tonnes of refined nickel.

About Xstrata plc

Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with additional exposures to platinum group metals, gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK. Xstrata employs approximately 50,000 people, including contractors.

xstrata
coal

MEDIA STATEMENT

XSTRATA COAL WELCOMES APPOINTMENT OF INDEPENDENT FACILITATOR FOR HUNTER VALLEY COAL CHAIN

Sydney, 4 January 2008 – Xstrata Coal Chief Executive, Peter Freyberg, today welcomed the appointment of Nick Greiner as an independent facilitator to assist the Hunter Valley coal chain.

Mr Freyberg congratulated Minister for Ports, Joe Tripodi, on the initiative, designed to address the long running issue of coal chain capacity in the Hunter.

"Mr Greiner's extensive commercial experience will greatly assist in finding a long term and sustainable solution for the coal industry to meet its coal export growth and efficiency aspirations for the Hunter Valley coal chain and Newcastle port," said Mr Freyberg.

"The development and general acceptance of a coordinated coal chain model is fundamental and urgent. It will take two to three years to implement coordinated capacity plans, inclusive of properly underwritten track and rail expansions, to match current planned mine and port expansions. The development of appropriate access protocols will assure that future new production can be appropriately accommodated.

"Xstrata Coal looks forward to working with Mr Greiner in his new role to develop coal chain systems which facilitates growth, rather than hinders it, as well as ensuring that the significant ship queuing and associated demurrage costs witnessed over the last few years is not repeated in the future."

END

For further media information:

James Rickards
Communications Manager
Xstrata Coal
Phone: 02 9253 6789
Mobile: 0419 731 371
Email: jrickards@xstratacoal.com

END